Exhibit 99.25

NOTICE OF CHANGE OF AUDITOR

TO:                      DAVIDSON & COMPANY LLP

AND TO:            ERNST & YOUNG LLP

CC:                       British Columbia Securities Commission (Principal Regulator)

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des Marchés Financiers

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

Registrar of Securities, Government of Yukon

Superintendent of Securities, Government of the Northwest Territories

Office of the Superintendent of Securities, Government of Nunavut

TAKE NOTICE THAT Orla Mining Ltd. (the “Corporation”) hereby provides notice pursuant to National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) of a change of auditors from Davidson & Company LLP (“Davidson”) to Ernst & Young LLP (“E&Y”) effective March 25, 2020.

TAKE FURTHER NOTICE THAT:

1.	At the request of the Corporation, Davidson, resigned as auditor of the Corporation effective March 25, 2020 and E&Y has been appointed as auditor of the Corporation effective March 25, 2020.

2.	The resignation of Davidson and the appointment of E&Y in its place have been recommended by the Audit Committee of the Board of Directors of the Corporation (the “Board”) and approved by the Board.

3.	Davidson did not express a modified opinion in any of its reports for: (a) the audits of the two most recently completed financial years of the Corporation; or (b) any period subsequent to the two most recently completed financial years of the Corporation and ending on March 25, 2020.

4.	There are no reportable events (as defined under Section 4.11(1) of NI 51-102).

5.	The Corporation has requested E&Y and Davidson to each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

DATED as of this 27th day of March 2020.

ORLA MINING LTD.

(signed) “Etienne Morin”
Name:	Etienne Morin
Title:	Chief Financial Officer